06004809

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/11/06

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 203

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENEDETTO, GARTLAND & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 AVENUE OF HTE AMERICAS

(No. and Street)

NEW YORK, (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLIN G. FLEMMING (212) 424-9719

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARKOUH, FURMAN & FACCIO

(Name – *if individual, state last, first, middle name*)

460 PARK AVENUE (Address) NEW YORK, (City) NEW YORK (State) 10022 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, COLIN G. FLEMMING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENEDETTO, GARTLAND & COMPANY, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH A. MICELI
Notary Public, State Of New York
No.01MI4860689
Qualified In New York County
Commission Expires May 27, 2006

Judith A. Miceli
Notary Public

Signature

CFO & FINANCIAL OPERATIONS PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2005

BENEDETTO, GARTLAND & COMPANY, INC.

INDEX

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Benedetto, Gartland & Company, Inc.:

We have audited the accompanying statement of financial condition of BENEDETTO, GARTLAND & COMPANY, INC. (New York Corporation) as at December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Benedetto, Gartland & Company, Inc. as at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 3, 2006

460 PARK AVENUE, NEW YORK, NY 10022 • T 212 245-5900 • F 212 586-3240

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 315,689
Fees receivable	6,946,717
	$ 7,262,406

STOCKHOLDER'S EQUITY

Common stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	7,262,405
Retained earnings	- -
Total stockholders' equity	$ 7,262,406

The notes to statement of financial condition
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2005

ORGANIZATION AND NATURE OF BUSINESS:

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of The National Association of Securities Dealers, Inc. The principal business of the Company is to render investment banking services. The Company, which was formed as part of a reorganization of the Parent, is a wholly owned subsidiary of Benedetto, Gartland Group, Inc. (the "Parent"). The Company was incorporated on November 26, 2002 and commenced operations on December 23, 2002.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

CASH AND CASH EQUIVALENTS - The Company considers its short-term money market fund investments to be cash equivalents.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City. The results of the operations of the Company are included in the consolidated income tax returns filed by the Parent (the "Consolidated Tax Group"). The tax provision of the Consolidated Tax Group, if any, is allocated to the Company on a basis consistent with that outlined in Related Party Transactions and is not a representation of the Company filing a separate tax return.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - INCOME TAXES (Continued):

To the extent the Consolidated Tax Group earns net income, computed on a cash basis, for the year ending December 31, 2005, it will be subject to federal and state built in gains taxes. The Company will no longer be subject to built in gains tax beginning January 1, 2006. For the year ending December 31, 2005, the Consolidated Tax Group realized a net loss for tax purposes, computed on a cash basis, and accordingly, was not subject to federal or state income taxes.

CONCENTRATION OF RISK OF CUSTOMERS:

The Company's investment banking activities are conducted with counterparties which include private equity funds. In the event these counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2005 and for the year then ended, the Company's fees receivable were from five such counterparties.

Certain of the Company's receivables are denominated in Euros, and as such, the Company is exposed to fluctuations in value of the Euro over time.

NET CAPITAL REQUIREMENTS:

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2005, the Company had net capital of the $309,375 which exceeded the minimum net capital requirement of $5,000 by $304,375 and the Company's ratio of aggregate indebtedness to net capital was 0.0 to 1.

STOCKHOLDER'S EQUITY:

During the year the Parent forgave $7,778,019 of expenses allocated to the Company pursuant to a service agreement (See Related Party Transactions). This forgiveness was treated as a deemed capital contribution and is recorded in additional paid-in-capital.

(Continued)

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2005

RELATED PARTY TRANSACTIONS:

The Company and the Parent entered into a Service Agreement dated November 27, 2002 and amended October 1, 2005. Through this agreement, the Parent allocated to the Company its share of costs and expenses related to the conduct of the Company's business. These costs include rents, utilities, fixed assets, computer equipment, salaries, bonuses, taxes, legal and professional fees among others as defined in the Service Agreement.